SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2008
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                 to
                               ---------------    ---------------

                        Commission File Number 000-23971
                                               ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Citizens South Bank Employees' Savings & Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Citizens South Banking Corporation
                             519 South New Hope Road
                       Gastonia, North Carolina 28054-4040

                               CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                              Financial Statements

                             As of December 31, 2008

                               CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST


                                Table of Contents

                                                                            Page

Report of Independent Registered Public Accounting Firm......................  1

Statements of Net Assets Available for Benefits..............................  2

Statement of Changes in Net Assets Available for Benefits....................  3

Notes to Financial Statements................................................  4

Supplemental Schedules:

     Form 5500 Schedule H, Line 4i - Schedule of Assets Held
       at End of Year December 31, 2008...................................... 11


NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------


The Participants and Administrator of the Citizens South Bank Employees' Savings & Profit Sharing Plan
Gastonia, North Carolina


We have audited the accompanying statements of Net Assets Available for Benefits of the Citizens South Bank Employees' Savings & Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements of the Plan based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry Bekaert & Holland

Gastonia, North Carolina
June 26, 2009

                               Citizens South Bank
                      Employees' Savings and Profit Sharing
                                 Plan and Trust

                 Statements of Net Assets Available for Benefits
                           December 31, 2008 and 2007


                                                                                  2008                   2007
                                                                          -------------------    --------------------
Assets
Investments:
  Investments, at fair value                                                  $  5,451,281            $  6,899,406
  Participant loans                                                                124,421                 160,884
                                                                          -------------------    --------------------
    Total investments, at fair value                                             5,575,702               7,060,290
                                                                          -------------------    --------------------
Cash                                                                                (1,643)                      -

Receivables:
  Participants' contributions                                                        20,397                  18,432
  Employer contributions                                                              6,750                   6,657
  Securities sold                                                                     2,143                   9,430
  Other receivables                                                                      84                     825
                                                                          -------------------    --------------------
    Total receivables
                                                                                     29,374                  35,344
                                                                          -------------------    --------------------
      Total Assets                                                                5,603,433               7,095,634
                                                                          -------------------    --------------------
Liabilities
  Securities purchased and adminstrative expenses                                    16,963                  10,299
                                                                          -------------------    --------------------
      Total Liabilities                                                              16,963                  10,299
                                                                          -------------------    --------------------
Net assets available for benefits                                             $   5,586,470            $  7,085,335
                                                                          ===================    ====================


See notes to financial statements

                               Citizens South Bank
                      Employees' Savings and Profit Sharing
                                 Plan and Trust

            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2008



                                                                                  2008
                                                                         ------------------------
Receipts:
  Contributions:
    Employer contributions                                                        $    184,926
    Participant contributions                                                          514,348
                                                                         ------------------------
      Total contributions                                                              699,274
                                                                         ------------------------
  Investment activity:
    Interest and dividends                                                             120,696
    Net depreciation in fair value of investments                                  (2,050,756)
    Miscellaneous                                                                        1,300
                                                                         ------------------------
      Total investment loss                                                         (1,928,760)
                                                                         ------------------------
Disbursements:
  Benefits paid directly to participants                                               207,844
  Administrative expenses                                                               36,442
  Miscellaneous                                                                         25,093
                                                                         ------------------------
    Total disbursements                                                                269,379
                                                                         ------------------------
Net decrease in net assets available for benefits                                   (1,498,865)
Net assets available for benefits - beginning of year                                7,085,335
                                                                         ------------------------
Net assets available for benefits - end of year                                   $  5,586,470
                                                                         ========================



See notes to financial statements

                               CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                          Notes to Financial Statements
                                December 31, 2008


Note 1 - Description of Plan

The following description of the Citizens South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan that covers all full-time employees of Citizens South Bank (the "Company") who have completed three months of service and have attained the age of 18 years. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year participants may contribute any percentage of pretax annual compensation to the Plan, not to exceed the lesser of 75% of Plan Salary (defined as the employee's basic salary rate, plus overtime, bonus, and commissions) or the annual maximum contribution as defined by United States Treasury Regulations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make matching contributions equal to a discretionary percentage determined by the Company. For the year ended December 31, 2008, the Company contributed 50% of the first 6% of Plan Salary that a participant contributed to the Plan. The Company may also make profit-sharing contributions to the Plan at the discretion of the Company's Board of Directors. Profit-sharing contributions are allocated to participants in the same ratio as a participant's compensation, as defined, bears to the total compensation of all participants. Profit sharing contributions were not made for 2008. All contributions are subject to certain limitations.

Participant accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, and allocations of (a) the Company's contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into up to 21 various investment options offered by the Plan. Company contributions are automatically invested in the same investment options directed for the investment of the employee contributions. If no investment direction is given, all contributions from participants and the Company are invested in the Short Term Investment Fund (Money Market Fund), which is one of the Plan's bond/fixed income funds. The Plan currently offers four target retirement funds, eight stock funds, five bond/fixed income funds, three asset allocation funds, and the Citizens South Banking Corporation (CSBC) Employer Stock Fund as investment options for participants. The CSBC Employer Stock Fund is managed by The Bank of New York, as Trustee. State Street Global Advisors is the investment manager for all other funds and is the provider of benchmark index returns. Participants may change or transfer their investment options at any time via telephone or the internet or by written request via fax or mail.

                              CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                          Notes to Financial Statements
                                December 31, 2008


Vesting - Participants are immediately vested in their voluntary contributions to the Plan, plus investment earnings thereon. Vesting in the Company matching and discretionary profit sharing contributions of their accounts is based on years of continuous service. A participant is fully vested after three years of service (cliff vesting) or upon death, approved disability, or attainment of age 65 while employed with the Company. Any years of employment prior to attaining the age of 18 are excluded for vesting purposes. Employment with previously acquired companies is included for the purpose of vesting.

Participant loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of a maximum of $50,000 or 50 percent of their vested account balance, reduced by the highest outstanding loan balance(s) from the Plan during the preceding 12 months. The loans are secured by the balances in the participant's accounts and bear interest at the Barron's Prime Rate plus 1%, fixed on the date of the disbursement of the loan, which is deemed to be based upon prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Pentegra Retirement Services, Inc. collects from the participant a $50.00 origination fee and a $40.00 annual administration fee that are subtracted from the participant's account. Principal and interest are paid ratably through semi-monthly payroll deductions and credited to the loan account monthly.

Payment of benefits - Upon termination of service and upon application, a participant will receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. If no such request is made, distribution is made at normal retirement age.

Forfeitures - At December 31, 2008 and 2007, forfeited non-vested accounts derived from employer contributions were $9,980 and $20,612, respectively.
Forfeited non-vested accounts derived from employer matching contributions accounts may be used to reduce future employer matching contributions or may be allocated to participants as profit sharing contributions. Forfeited non-vested accounts derived from the Company's profit sharing contributions may be added to any Company profit-sharing contributions or allocated to participants as additional profit sharing contributions. Forfeited contributions are allocated to participants in the same ratio as a participant's compensation bears to the total compensation of all participants. During 2008, $6,326 of forfeited non-vested accounts derived from employer contributions were allocated to participants.

                              CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                          Notes to Financial Statements
                                December 31, 2008


Note 2 - Summary of significant accounting policies and activities

Basis of accounting - The Plan's financial statements are prepared using the accrual method of accounting except for the payment of participant benefits which are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires the plan administrator and plan sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements as detailed in Note 3 - Fair Value of Financial Instruments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties - The Plan utilizes various investment securities including, mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative expenses - Except for third party administration fees, which are paid by the Company, all other administrative expenses are paid by the Plan.

Benefit   payments  -  Benefit   payments  to  participants  are  recorded  upon
distribution.

Excess contributions payable - The Plan is required to return contributions to certain active participants in order to satisfy the relevant nondiscrimination provisions of the Plan.

Adoption of New Accounting Standard - In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS No. 157. This Standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan's financial statements.

                              CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                          Notes to Financial Statements
                                December 31, 2008


The Standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds - These investments are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is generally a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Collective Investment Trusts - These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is generally classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Citizens South Banking Corporation Common Stock - Citizens South Banking Corporation common stock is valued at the closing price reported on the NASDAQ Global Market and is classified within level 1 of the valuation hierarchy.

Money Market Funds - These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Loans to  Participants  - Loans to plan  participants  are  valued at  remaining
principal  plus  accrued  interest,   which  approximates  fair  value  and  are
classified within level 3 of the valuation hierarchy.

                              CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                          Notes to Financial Statements
                                December 31, 2008


Note 3 - Fair Value of Financial Investments

See "Adoption of New Accounting Standard" in Note 2 above for discussions of the methodologies and assumptions used to determine the fair value of the Plan's investments.

Below are the Plan's financial instruments carried at fair value on a recurring basis by the FAS 157 fair value hierarchy levels described in Note 2.


                                                                         As of December 31, 2008
                                                     -----------------------------------------------------------------
                                                       Quoted Prices
                                                         in Active         Significant     Significant
                                                        Markets for        Observable     Unobservable
                                                      Identical Assets       Inputs          Inputs          Total
                                                         (Level 1)          (Level 2)      (Level 3)      Fair Value
                                                     -------------------  -------------- --------------- -------------
Assets:
-------
Mutual funds                                         $           16,304   $           -  $            -  $     16,304
Collective investment trusts                                          -       3,172,621               -     3,172,621
Common stock - Citizens South Banking Corporation             2,107,935               -               -     2,107,935
Money market funds                                                    -         154,421               -       154,421
Loans to participants                                                 -               -         124,421       124,421
                                                     -------------------  -------------- --------------- -------------
Total assets                                         $        2,124,239   $   3,327,042  $      124,421  $  5,575,702
                                                     ===================  ============== =============== =============


The table below sets forth a summary of changes in the fair value of the Plan's level 3 investment assets and liabilities for the year ended December 31, 2008:


                                                                        As of December 31, 2008
                                               --------------------------------------------------------------------------------
                                                                                          Sales,
                                                               Items                    Issuances,     Transfers
                                                             Included        Gains      Maturities,    In or Out      Ending
                                               Beginning      in Net        (Losses)    Settlements,   of Level       Fair
                                               Fair Value     Income         in OCI     Calls, Net      3, Net        Value
                                               -----------  ------------  ------------  ------------  ------------  ------------
Loans to participants                              160,884             -             -       (30,463)            -       124,421
                                               -----------  ------------  ------------  ------------  ------------  ------------
Total                                          $   160,884  $          -  $          -  $    (30,463) $          -  $    124,421
                                               ===========  ============  ============  ============  ============  ============


                              CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                          Notes to Financial Statements
                                December 31, 2008


Note 4 - Investments

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007, are as follows:


                                                                               2008             2007
                                                                          --------------  ---------------
Citizens South Banking Corporation Common Stock, 351,909
and 268,612 shares, respectively                                          $    2,107,935  $     2,721,040
Pentegra Retirement Services Stable Value Fund, 49,157 and
42,993 units, respectively                                                       559,551          473,044
State Street Global Advisors S&P 500 Stock Fund, 1,699 and
2,087 units, respectively                                                        304,019          592,124
State Street Global Advisors Midcap Stock Fund, 14,991 and
15,642 units, respectively                                                       291,331          476,025
State Street Global Advisors Money Market Fund, 646,138 and
645,354 units, respectively                                                      646,138          645,354
State Street Government Bond Fund, 31,803 and 23,341 units,
respectively                                                                     461,309                *

* Asset does not represent 5% or more of the assets available for benefits at December 31, 2007.


During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


Common stock                                                                              $    (1,304,932)
Other investments (mutual funds, collective investment trusts,
money market funds)                                                                              (745,824)
                                                                                          ----------------
Net depreciation in fair value of investments                                             $    (2,050,756)
                                                                                          ================


Note 5 - Exempt party-in-interest transactions

Certain Plan investments are shares of mutual funds, collective investment trusts, and company stock managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 351,909 and 268,612 units, respectively, of common stock of Citizens South Banking Corporation, the parent company of the sponsoring employer, with a cost basis of $2,886,114 and $2,194,286, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $101,372.

                               CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                          Notes to Financial Statements
                                December 31, 2008


Note 6 - Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

Note 7 - Federal Income Tax status

Effective January 1, 1998, the Company has adopted, and from time to time has amended, a non-standardized form for a prototype profit sharing plan sponsored by Pentegra Services, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service dated March 7, 2002, as to the prototype plan's qualified status. The prototype plan opinion letter has been relied on by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

Note 8 - Reconciliation to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Forms 5500 for the years ended December 31, 2008 and 2007:


                                                                            2008              2007
                                                                       ---------------  ---------------
Net assets available for benefits per the financial statements         $     5,586,470  $     7,085,335
Less: Contribution receivable not reflected on the Form 5500                    27,147           25,089
Less: Adjustment for rounding                                                        0                3
                                                                       ---------------  ---------------
Net assets available for benefits per the Form 5500                    $     5,559,323  $     7,060,243
                                                                       ===============  ===============


The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2008:


Net change in net assets available for benefits per the financial statements            $    (1,498,865)
Plus: 2007 Contributions receivable                                                              25,089
Less: 2008 Contributions receivable                                                             (27,147)
Plus:  Adjustment for rounding                                                                        3
                                                                                        ---------------
Net change in net assets available for benefits per the Form 5500                       $    (1,500,920)
                                                                                        ===============



Note 9 - Subsequent Events

On February 23, 2009, the Board of Directors of Citizens South Bank suspended the employer match to the employee's 401(k) Plan effective March 1, 2009. For the year ended December 31, 2008, the Company contributed 50% of the first 6% of Plan Salary that a participant contributed to the Plan.

Also on February 23, 2009, the Company's Board of Directors approved changing the Trustee of the Citizens South Bank Employees' Savings and Profit Sharing Plan and Trust from Bank of New York / Mellon to Reliance Trust Company effective April 1, 2009.

                                     ******

                               Citizens South Bank
                      Employees' Savings and Profit Sharing
                                 Plan and Trust

                                 EIN: 56-0233080
                                Plan Number: 004

                          Form 5500 Schedule H, Line 4i
           Schedule of Assets Held At End of Year - December 31, 2008


    Identity of Issuer, Borrower,            Description of Investment Including Maturity Date,          Rate of
      Lessor or Similar Party                  Interest, Collateral, Par or Maturity Value                 Cost        Current Value
------------------------------------------------------------------------------------------------------------------------------------

  *    Citizens South Bank                   Common Stock - 351,909 shares, par value of $0.01              **          $ 2,107,935
  *    Pentegra Retirement Services          Stable Value Fund - 49,157 units                               **              559,551
  *    State Street Global Advisors          Moderate Strategic Balanced Fund - 14,469 units                **              168,437
  *    State Street Global Advisors          Conservative Strategic Balanced Fund - 5,920 units             **               87,036
  *    State Street Global Advisors          Aggressive Stratigic Balanced Fund - 10,150 units              **               90,429
  *    State Street Global Advisors          Russell 2000 Stock Fund - 7,157 units                          **              120,255
  *    State Street Global Advisors          S&P 500 Stock Fund - 1,699 units                               **              304,019
  *    State Street Global Advisors          S&P 500 Growth Stock Fund - 16,036 units                       **              130,901
  *    State Street Global Advisors          S&P 500 Value Stock Fund - 17,862 units                        **              137,212
  *    State Street Global Advisors          Midcap Stock Fund - 14,991 units                               **              291,331
  *    State Street Global Advisors          Nasdaq 100 Stock Fund - 4,523 units                            **               34,025
  *    State Street Global Advisors          US REIT Index Fund - 2,826 units                               **               46,589
  *    State Street Global Advisors          International Stock Fund- 7,071 units                          **               94,917
  *    State Street Global Advisors          Money Market Fund - 646,138  units                             **              646,138
  *    State Street Global Advisors          Government Bond Fund - 31,803 units                            **              461,309
  *    State Street Global Advisors          Target Retirement 2015 - 1 unit                                **                    1
  *    State Street Global Advisors          Target Retirement 2025 - 1 unit                                **                    3
  *    State Street Global Advisors          Target Retirement 2035 - 2 units                               **                   16
  *    State Street Global Advisors          Target Retirement 2045 - 56 units                              **                  452
  *    State Street Global Advisors          Passive Bond Mutual Fund - 838 units                           **               16,304
  *    State Street Global Advisors          Money Market Fund - 154,421 units                              **              154,421
  *    Participant loans                     Loans, ranging 0-5 years maturity                               -              124,421
                                                                                                          -------------------------
       Total assets held at end of year                                                                   $  -          $ 5,575,702
                                                                                                          =========================

*      A party-in-interest transaction as defined by ERISA
**     Cost omitted for participant directed investments


                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     CITIZENS SOUTH BANK  EMPLOYEES'
                                     SAVINGS & PROFIT SHARING PLAN AND
                                     TRUST






Date: June 26, 2009                  By:    /s/ Paul L. Teem, Jr.
                                            ----------------------------------
                                     Name:  Paul L. Teem, Jr.
                                     Title: Executive Vice President, Secretary
                                            and  Chief  Administrative  Officer,
                                            Citizens  South Bank

                 [Cherry Bekaert & Holland, L.L.P. Letterhead]



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Citizens South Banking Corporation
Gastonia, North Carolina


We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-103218, 333-77657 and 333-111228) of Citizens South Banking
Corporation of our report dated June 26, 2009, related to the statements of net assets available for benefits of as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008 which are included in the December 31, 2008 Annual Report on Form 11-K of Citizens South Bank Employees' Savings & Profit Sharing Plan.


                                            /s/ Cherry Bekaert & Holland, L.L.P.


Gastonia, North Carolina
June 26, 2009